

March 25, 2009

Via U.S. Mail and Facsimile

Mr. K.W. Diepholz
President
DynaResource, Inc.
5215 N. O'Connor Blvd., Suite 200
Irving, Texas 75039

> **Re: DynaResource, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed February 26, 2009**
> **File No. 0-53237**

Dear Mr. Diepholz:

We have reviewed your filing and your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that your registration statement was automatically effective by operation of law on July 14, 2008; however, you have yet to clear all of our comments. Please bear in mind that you are now a reporting company under the Exchange Act of 1934 and must continue to file all reports required by such Act.

2.   We note your Form 10/A includes financial statements through September 30,
        2008. Please amend your Form 10/A to only include the financial statements that
        are required as of your automatic effective date, specifically audited financial
        statements for your fiscal year ended 2007 and 2006 and unaudited financials
        through March 31, 2008. Also, please amend your financial statements and
        related disclosure on Form 10-Q for the periods ended June 30, 2008 and
        September 30, 2008 to reflect our comments.

Description of Business, page 2

3.   We note your responses to our prior comments 4 and 5. Your description of
        business should contain all of the disclosure required under Item 101 of
        Regulation S-K. In that regard, we note that you have omitted much of the
        history of share issuances. Further, we note that the history of the Company does
        not follow a chronological pattern and therefore makes it difficult to follow.
        Please substantially revise your description of business to provide all of the
        disclosure required under Item 101 and in a format that explains both the history
        of the Company and the current state of the Company.

Risk Factors, page 9

4.   Please include any disclosure that would be required under Item 101 of
        Regulation S-K in your description of business section. This section should
        highlight risks and not be the location of initial Item 101 disclosure.

5.   We note your response to our prior comment 10 and note that you use a variety of
        heading formats for each of your risk factors. Please revise your headings so that
        each heading includes the actual risk that will be described in the following
        paragraph. We note that some of your headings, such as your heading, "The
        Management of the Exploration Activity at SJG is shared with Goldgroup, as
        described in the Earn In / Option Agreement. There exists a potential for conflicts
        over the plan of exploration and execution" are in the proper format, while others,
        such as your heading, "Competitive Business Conditions" do not include the
        actual risk associated with such conditions.

6.   Please group your risk factors into categories. For example, all risk factors
        dealing your properties and your industry should be grouped together, while all
        risk factors dealing with the structure of the Company should follow each other.

7.   Please clarify and reconcile the risk factor on page 13 titled, "The Company
        operates in an industry where there are significant environmental and regulatory
        requirements" with the risk factor on page 9 titled "Government Regulations".
        Further, please explain the need for both risk factors.

Security Ownership of Certain Beneficial Owners and Management, page 30

8.   We note your response to our prior comment 14. Please note that Item 403
        requires disclosure for any class of the registrant's voting securities. Please
        include disclosure here regarding your Preferred A Shares.

Executive Compensation, page 33

9.   We note your explanatory footnote for the All other compensation column.
        Please expand this footnote to explain why Dynacap is providing the Company
        with funds. Further, if this is the case, please include a discussion of such funding
        in your Certain Relationships and Related Transactions section. Finally, file any
        and all agreements relating to such funding as exhibits to your Form 10.

Certain Relationships and Related Transactions, page 34

10.   We note that under the Consulting Agreement with Dynacap, the Company pays a
        total base compensation of $10,000 a month, yet for 2007, the Company paid
        Dynacap $182,738. Provide disclosure regarding the amount over the annual base
        compensation. Further, if this amount is the "bonus" referred to in Section 5.B. or
        5.C. of the Consulting Agreement, provide detailed disclosure explaining how
        such bonus was determined, especially given the fact that Dynacap and the
        Company appear to be controlled by the same persons. Further, include a risk
        factor that states that the Company has a Consulting Agreement with a related
        party that does not have a capped amount that could be paid out by the Company
        and that in recent years you have paid out amounts in excess of the total base
        compensation.

Exhibits, page 24

11.   We note our prior comment 25 and reissue said comment in part. The current
        exhibit still does not contain an effective date.

Consolidated Statement of Operations, page F-3

12.   We note your presentation of diluted weighted average of outstanding shares and
        loss per share. It appears your computation includes conversion, exercise, or
        contingent issuance of securities that would have an anti-dilutive effect on
        earnings per share. Please amend your financial reports on an annual and interim
        basis to comply with paragraph 13 of SFAS No. 128.

Note 1 – Nature of Activities and Significant Accounting Policies

Earnings (Loss) per Common Share, page F-9

13.   Please expand your footnote to provide all the disclosure required by paragraph 40 of SFAS 128. Specifically, please provide disclosure regarding securities that could potentially dilute basic EPS and disclose the conversion of securities that have an anti-dilutive effect on earnings per share pursuant to paragraph 40.c of SFAS 128.

Interim Financial Statements as of and for the Period Ended September 30, 2008

Consolidated Balance Sheets, page F-21

14.   We note your minority interest balance of $(321,933) as of September 30, 2008. Please tell us if your minority shareholders have a binding obligation to provide additional funding for their share or make good on their losses that exceed their interest in the equity of DynaMexico. If not, please amend your balance sheet to comply with paragraph 15 of ARB No. 51 or tell us why your presentation is appropriate under U.S. GAAP.

Note 5 – Material Agreements, page F-29

15.   We note in August 2008 that an additional 10% of the shares of DynaMexico were transferred to Goldgroup, so that Goldgroup now owns 25% of DynaMexico. Tell us how their 25% ownership is reflected in your minority interest as of September 30, 2008. Further, tell us how your minority interest was calculated for the fiscal year ended December 31, 2007. In this respect, please clarify the amount of equity capital of DynaMexico as of December 31, 2007 and as of the end of each quarter in 2008.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

With regard to the financial statements, you may contact Bob Carroll at (202) 551-3362 or Chris White at (202) 551-3461. Please contact John Madison at (202) 551-3296, or Michael E. Karney at (202) 551-3847 if you have any other questions.

Sincerely,

Roger Schwall
Assistant Director

Cc: B. Carroll
       C. White
       M. Karney
       J. Madison